November 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jacqueline Kaufman

Re:	Comment Letter dated October 21, 2019
regarding F45 Training Holdings Inc. Draft Registration Statement on Form S-1 Submitted September 24, 2019 (CIK No. 0001788717)

Dear Ms. Kaufman:

F45 Training Holdings Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on September 24, 2019 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Prospectus Summary

Overview, page 1

1.	We note you claim you are “one of the fastest growing fitness franchisors in the United States.” Please disclose how you measure your growth relative to other fitness franchisors in the United States.

Response:

We note the Staff’s comment, and in response thereto, have included the requested disclosure regarding our relative growth on pages 1, 70 and 96 of the Amendment. As we describe in the revised disclosure, the assertion is based on the number of franchises sold in the United States. We were able to discern our growth rate as compared to our competitors through a review of our competitors’ franchise disclosure documents for the years 2016 to 2018 which include information regarding the number of franchises sold by such competitors in the United States.

2.

If the initial stockholders will continue to own a significant portion of your outstanding stock and/or exert significant control over the company after this offering, please provide appropriate disclosure in this section, as well as in a risk factor. In this regard, we note the disclosure on page 106 regarding the ability of the initial stockholders to designate board members and the disclosure on page 127 regarding the initial stockholders’ current levels of ownership of the company.

Response:

We note the Staff’s comment, and in response thereto, have updated the disclosure on pages 12-13 of the Amendment to address the influence of the initial stockholders. We have also added a risk factor discussing the initial stockholders’ control over the Company after this offering on page 50 of the Amendment, and an additional reference on page 11 of the Amendment.

Use of Proceeds, page 58

3.

We note that the “expected use of the net proceeds from this offering and [y]our existing cash and [y]our cash equivalents and short-term investments represents [y]our intentions based upon [y]our current plans and business conditions, which could change in the future as [y]our plans and business conditions evolve,” as well as the related disclosure on page 55. You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure regarding our use of proceeds on page 60 of the Amendment.

4.

Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each purpose, if known. If you have no current specific plan for a significant portion of the proceeds, please so state. Refer to Item 504 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure regarding our use of proceeds on page 60 of the Amendment.

Dilution, page 63

5.

Please show us via calculation how you computed net tangible book deficit of $9.3 million as of December 31, 2018. Please ensure your calculation can be reconciled to total tangible assets and total liabilities as reflected in your historical financial statements.

Response:

We note the Staff’s comment, and advise the Staff that we have revised and updated the net tangible book value (deficit) on page 65 of the Amendment based on the Company’s latest historical balance sheet as of September 30, 2019 that has been included in the Amendment. The Company has calculated the net tangible book value (deficit) as of September 30, 2019 as follows:

Total assets	$40,020
Less: deferred costs	($8,623)
Less: intangible assets	($887)
Less: total liabilities	($87,288)
Less: convertible preferred stock	($110,000)

Historical net tangible book deficit	($166,778)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

6.

In light of your intended use of net proceeds, which includes capital expenditures and strategic growth initiatives, please revise your disclosure to provide more information on your material commitments for capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Response:

We note the Staff’s comment, and advise the Staff that we do not have any material commitments for capital expenditures or strategic initiatives at this time. We have accordingly updated our disclosure regarding intended use of net proceeds from the offering to align with our expected uses, as reflected on page 60 of the Amendment.

New Franchises Sold, page 68

7.

Reference is made to the last sentence on page 68 where you refer to “monthly franchises.” Please tell us the nature of the monthly franchises, how they differ from your typical franchise and how many existed at December 31, 2018. Please explain the relationship, if any, between new monthly franchises and monthly franchise fees disclosed on page 72.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that use of the term “monthly franchises” was a typographical error and has been removed from the disclosure on page 72 the Amendment. There is no monthly franchise concept separate and apart from our typical franchise.

Key Financial and Operating Metrics, page 70

8.	Please balance your discussion of your key financial and operating metrics by identifying material risks or limitations in using those particular metrics, as applicable.

Response:

We note the Staff’s comment, and respectfully advise the Staff that we have revised the disclosure on page 74 of the Amendment to more clearly reference the location of the discussion of the limitations of the key financial and operating metrics for the users of these financial statements. These limitations are discussed in detail in the Prospectus Summary on page 19 of the Amendment.

Average Unit Volume and Cohort Performance, page 71

9.	We note the graph at the top of page 72. Please revise the graph to clearly label the information being presented, and provide narrative disclosure explaining it, including any cohort analysis.

Response:

We note the Staff’s comment, and in response thereto, have revised the graph on page 76 of the Amendment, and have included additional narrative disclosure on page 76 of the Amendment.

Recent Transactions, page 74

10.

We note that your Secured Credit Agreement contains certain financial covenants, including the maintenance of a consolidated total leverage ratio and a consolidated fixed charge coverage ratio. Please quantify the ratios you are required to comply with and state whether you are in compliance with such ratios. See Section II.B. of Release 33-9144 (September 28, 2010).

Response:

We note the Staff’s comment, and have quantified these ratios and revised this disclosure on page 79 of the Amendment to include an affirmative statement that the Company is in compliance with all debt covenants as of September 30, 2019. Further, we have also included this disclosure in note 6 of the unaudited condensed consolidated financial statements that have been included in the Amendment.

Results of Operations, page 75

11.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. As one example only, we note that your business and results of operations depend on maintaining franchise agreements with your existing franchisees. Please discuss any known trends or uncertainties regarding franchisee renewals that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 303(a)(3) of Regulation S-K.

Response:

We note the Staff’s comment, and have revised the discussion of Key Factors Affecting Our Business on pages 71-73 of the Amendment to include discussion of known trends or uncertainties that could impact our results of operations.

Jumpstart Our Business Startups Act of 2012, page 84

12.

You indicate you will take a five-year opt-out of compliance with the rules that require you to assess the effectiveness of internal controls over financial statements. Pursuant to Item 308 of Regulation S-K, a newly public company need not provide management’s report on ICFR until it either had been required to file or had filed a Form 10-K with the Commission for the prior fiscal year. Please revise your disclosure accordingly.

Response:

We note the Staff’s comment, and in response thereto, have removed the disclosure regarding management’s report on ICFR on page 94 of the Amendment as such report and the applicable transition rules are previously discussed on page 13 of the Amendment.

F45 Aus Hold Co Pty Ltd Combined and Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-16

13.

Please revise to describe the performance obligation for the monthly franchise fees and other franchise-related fees and if these obligations are satisfied over time or at a point in time. Please ensure it is clear how satisfaction of the obligation corresponds to your method of revenue recognition. Refer to ASC 606-10-50.

Response:

We note the Staff’s comment, and in response thereto, have revised the description of revenue from contracts with customers on page F-11 of the Amendment to more clearly identify that our contracts are comprised of multiple performance obligations, including (1) exclusive rights to access our intellectual property to operate an F45 Training-branded fitness facility in a specific territory (franchise agreements) and related non-distinct services, (2) a material right related to discounted renewals of franchise agreements (both reflected in franchise revenue in the combined and consolidated statements of operations and comprehensive income (loss)), and (3) equipment and merchandise.

The performance obligation related to our intellectual property is a right to access, as the underlying intellectual property in the franchise agreements is symbolic intellectual property, similar to Example 57—Franchise Rights beginning at paragraph ASC 606-10-55-375. In accordance with ASC 606-10-55-58A, a “… performance obligation [is] satisfied over time because the customer will simultaneously receive and consume the benefit from the [Company’s] performance of providing access to its intellectual property as the performance occurs.”

14.

With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories used to disaggregate revenue. In particular, tell us if you considered separately disclosing upfront establishment fee revenue, monthly franchise fee revenue, other franchise-related fee revenue, material rights for discounted renewal fee revenue, world pack revenue, non-world pack revenue and freight revenue. Please also explain whether revenue from merchandise sales versus equipment sales should be disaggregated or why they are not impacted by differing economic factors.

Response:

We note the Staff’s comment, and advise the Staff that it has considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 in its presentation of the financial statements. The Company’s combined and consolidated statements of operations and comprehensive income (loss) disaggregate revenue by type of good or service, with franchise revenue and equipment and merchandise revenue separately presented. We also note that the Company recognizes franchise revenue over time and recognizes equipment and merchandise revenue as of a point in time. Additionally, in Note 10—Segment and geographic area information, the Company discloses franchise revenue and equipment and merchandise revenue in each of its reportable segments – the United States, Australia, and Rest of World. The Company believes the current level of disaggregation utilizing three categories from ASC 606-10-55-91 provides investors with sufficient information and meets the objective in paragraph ASC 606-10-50-5 to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as macroeconomic factors in its reportable segments are the most impactful factors in the Company’s performance.

We considered separately disclosing upfront establishment fee revenue, monthly franchise fee revenue, other franchise-related fee revenue, material rights for discounted renewal fee revenue, world pack revenue, non-world pack revenue or freight revenue. However, we do not believe that those components of the transaction price depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors in the same manner as its reportable segments and significant performance obligations do. We also considered the other categories included in ASC 606-10-55-91, including market or type of customer, type or duration of contract, and sales channels. We believe that these additional categories would not provide investors with relevant information with respect to the nature, amount, timing, and uncertainty of the Company’s revenue and cash flows, as the Company’s revenue transactions are all relatively homogenous with respect to those additional categories.

15.

Please explain to us what transaction price allocated to the franchise license represents. Given your limited operating history, please explain in detail your basis for recognizing as revenue the transaction price over 10 years. To the extent you considered discount franchise term renewal fees in your determination of expected period of benefit, please explain how discount franchise fees impacted the amortization period. Finally, please explain what you mean when you state: “The value of these material rights related to the future discount is hypothetical.” We may have further comment.

Response:

We note the Staff’s comment, and advise the Staff that, as discussed in Note 2, the Company’s franchise agreements may include discounted renewal options allowing franchisees to renew at no cost or at a reduction of the initial upfront establishment fee. The resulting discount in fees at renewal gives rise to a performance obligation at contract inception since it provides a material right to franchisees. Since the services to be acquired by the franchisees if they opt to renew (i.e., the renewal franchise license) are similar to the original goods or services in the contract (i.e., the initial franchise period) and are provided in accordance with the terms of the original contract, the Company has utilized the practical alternative to estimating the standalone selling price of the option in ASC 606-10-55-45. That is, the Company has allocated the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration (which is sometimes referred to as the “hypothetical” transaction price or “look through” approach). Therefore, instead of estimating the standalone selling price of the options to renew at a discount (the material rights), the Company has elected to use the practical alternative, or “look through” approach, in ASC 606-10-55-45, as explained in paragraphs BC392 through BC395 of ASU 2014-09, and “include the optional goods or services that it expects to provide (and corresponding expected customer consideration) in the initial measurement of the transaction price.”

The Company has concluded based on the available information that its best estimate of the number of years the customer is expected to renew includes the initial franchise license term and the first 5-year renewal when determining the hypothetical transaction price. In estimating the optional services expected to be provided to the franchisee, the Company considered (i) historical actual terminations and (ii) transactions in the public domain with quoted estimated contract lives.

Historical terminations

We analyzed contract terminations from its inception to August 2019, observing a total of 165 terminated franchise agreements out of approximately 2,300 total agreements. As a part of this analysis, we noted that the contract termination rates increased in later periods (2016-2019) compared to earlier periods (2014-2015) and that 80% and 95% of terminations occurred in the first two and three years of the agreement, respectively. Based on customer count for the latest periods (2016-2019), we derived an attrition rate of approximately 10%, suggesting an increase in terminations.

Transactions in the public domain

We evaluated publicly available information for business combinations involving similar franchise-based companies within the restaurant or fitness industries, and of similar maturity and size, identifying 74 comparable transactions occurring in the last 12 years with a transaction size between $0.4 million and $1.0 billion. Of these 74 business combinations, 27 included a contract-based definite-lived intangible asset that related to franchise agreements. The Company further analyzed these transactions and determined the median and average useful lives to be 10 year and 9-10 years, respectively.

While our limited historical operations constrained our ability to derive a precise expected term based on historical termination trends, these analyses indicated an expectation that franchisees will typically only exercise the option to renew franchise agreement for the first 5-year renewal period and likely not exercise the second 5-year renewal period.

We acknowledge that the term “hypothetical” is an accounting term and may not be clear to all users of the financial statements. We have revised our disclosure on page 91 of the Amendment to describe our approach to allocating the transaction price to the material rights associated with the discounted franchise renewal options in a manner that will be more understandable to users of the financial statements.

Note 5. Deferred Revenue, page F-23

16.

In light of the varying recognition patterns, please tell us your consideration of disaggregating the deferred revenue rollforward into establishment fees paid by franchisees at the outset of the contract term, value of material rights related to discounted renewal options and equipment fees paid by franchisees prior to the transfer of equipment. Refer to ASC 606-10-50-13.

Response:

We note the Staff’s comment, and advise the Staff that we considered the guidance in ASC 606-10-50-8 and 50-9 in preparing the deferred revenue (or contract liability) rollforward and related information in Note 5, as well as the guidance in ASC 606-10-50-13 in preparing the disclosure of transaction price allocated to unsatisfied performance obligations. Establishment fees and the material rights are substantially considered together in the deferred revenue balance, as described in our response to the Staff’s comment 15 above. Further, our description of the timing of satisfaction of the Company’s franchise and equipment performance obligations in relation to the typical timing of payment allows users of the financial statements to understand the impact of equipment fees paid by franchisees prior to the transfer of equipment. We also considered the discussion at the October 31, 2014 meeting of the FASB/IASB Joint Transition Resource Group for Revenue Recognition (“TRG”), at which the members generally agreed that “the contract asset or liability is determined at the contract level and not at the performance obligation level” (TRG Agenda ref 11). Accordingly, we did not consider disaggregating the deferred revenue rollforward into the components described above, as we believe that presenting a contract liability other than at a contract level is not consistent with ASC 606.

Note 6. Income Taxes, page F-23

17.

We note your reference to FIN 48 in the reconciliation on page F-24. Please remove the reference to FIN 48 and revise to describe the reconciling item or reference the applicable FASB Accounting Standards Codification if you believe the latter is more descriptive.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure in note 6 on page F-19 of the Amendment to reference ASC 740-10, the applicable codified FASB Accounting Standard.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We note the Staff’s request, and in response thereto, have supplementally provided to you with this letter a copy of the written communication, as defined in Rule 405 under the Securities Act we have presented to potential investors.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (818) 962-8791 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Chris Payne

Chris Payne
Chief Financial Officer

Cc:	Peter Wardle, Esq.

Daniela Stolman, Esq.

Tad Freese, Esq.

Brian Paulson, Esq.